# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SkinHealth Systems Inc., CIK 0001818093
CUSIP: 88331L108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3600 E. Burnett Street, Long Beach, California (CA), 90815
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0001857685
Persons authorized to receive notices and communications: Brian Miller, c/o Linden Capital Partners, 110 N. Wacker Dr., 55th Floor, Chicago, Illinois (IL), 60606, (312) 506-5600

## Reporting persons
- LCP Edge Holdco, LLC (CIK 0001860184): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 33,360,741; sole dispositive power 0; shared dispositive power 33,360,741; aggregate amount beneficially owned 33,360,741 (25.74% of the class)
  Comment: Calculated based on 129,600,040 shares of Class A Common Stock, par value $0.0001 per share ("Class A Shares"), outstanding as of May 5, 2026, as reported on the Issuer's Form 10-Q, filed with the Securities and Exchange Commission ("SEC") on May 7, 2026 (the "Form 10-Q").
- Linden Capital III LLC (CIK 0001859894): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 33,360,741; sole dispositive power 0; shared dispositive power 33,360,741; aggregate amount beneficially owned 33,360,741 (25.74% of the class)
  Comment: Calculated based on 129,600,040 shares of Class A Shares outstanding as of May 5, 2026, as reported on the Issuer's Form 10-Q.
- Linden Manager III LP (CIK 0001859892): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 33,360,741; sole dispositive power 0; shared dispositive power 33,360,741; aggregate amount beneficially owned 33,360,741 (25.74% of the class)
  Comment: Calculated based on 129,600,040 shares of Class A Shares outstanding as of May 5, 2026, as reported on the Issuer's Form 10-Q.
- Linden Capital Partners III LP (CIK 0001627844): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 33,360,741; sole dispositive power 0; shared dispositive power 33,360,741; aggregate amount beneficially owned 33,360,741 (25.74% of the class)
  Comment: Calculated based on 129,600,040 shares of Class A Shares outstanding as of May 5, 2026, as reported on the Issuer's Form 10-Q.
- Linden Capital Partners III-A LP (CIK 0001627845): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 33,360,741; sole dispositive power 0; shared dispositive power 33,360,741; aggregate amount beneficially owned 33,360,741 (25.74% of the class)
  Comment: Calculated based on 129,600,040 shares of Class A Shares outstanding as of May 5, 2026, as reported on the Issuer's Form 10-Q.
- Anthony Davis (CIK 0001563784): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 33,360,741; sole dispositive power 0; shared dispositive power 33,360,741; aggregate amount beneficially owned 33,360,741 (25.74% of the class)
  Comment: Calculated based on 129,600,040 shares of Class A Shares outstanding as of May 5, 2026, as reported on the Issuer's Form 10-Q.
- Brian Miller (CIK 0001857685): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 33,360,741; sole dispositive power 0; shared dispositive power 33,360,741; aggregate amount beneficially owned 33,360,741 (25.74% of the class)
  Comment: Calculated based on 129,600,040 shares of Class A Shares outstanding as of May 5, 2026, as reported on the Issuer's Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: SkinHealth Systems Inc.
Address of issuer's principal executive offices: 3600 E. Burnett Street, Long Beach, California (CA), 90815
Comment: This Amendment No. 5 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the SEC on May 14, 2021 (the "Original Schedule 13D") as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on May 21, 2021, Amendment No. 2 filed by the Reporting Persons with the SEC on July 19, 2021, Amendment No. 3 filed by the Reporting Persons with the SEC on July 7, 2023, and Amendment No. 4 filed by the Reporting Persons with the SEC on March 14, 2024 (together with this Amendment No. 5, the "Schedule 13D" or the "Statement"). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages hereto is incorporated by reference into this Item 5.

The Reporting Persons hold an aggregate 33,360,741 shares of Class A Shares, representing approximately 25.74% of the Class A Shares outstanding as of May 5, 2026. All such ownership percentages of the securities reported herein are based upon 129,600,040 shares of Class A Shares outstanding as of May 5, 2026 as reported in the Issuer's Form 10-Q.

LCP directly holds the 33,360,741 shares of Class A Shares referred to herein. As a result of the relationships described in Item 2, the 33,360,741 shares of Class A Shares may be deemed to be beneficially owned by each of Linden Capital III, LLC, Linden Manager III, LP, Linden Capital Partners III, LP, Linden Capital Partners III-A, LP, Brian Miller and Anthony Davis.

This Amendment No. 5 is being filed to reflect a change in the percentage previously reported solely as a result of the change in the outstanding Class A Shares. There have been no other material changes to the information previously reported since the filing of Amendment No. 4. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (7) through (10) of the cover pages hereto and in Item 5(a) hereof is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions related to the Class A Shares during the past 60 days.

## Signatures
- LCP Edge Holdco, LLC: /s/ Brian Miller, Brian Miller / President (05/11/2026)
- Linden Capital III LLC: /s/ Brian Miller, Brian Miller / Managing Partner (05/11/2026)
- Linden Manager III LP: /s/ Brian Miller, Brian Miller / Managing Partner (05/11/2026)
- Linden Capital Partners III LP: /s/ Brian Miller, Brian Miller / Managing Partner (05/11/2026)
- Linden Capital Partners III-A LP: /s/ Brian Miller, Brian Miller / Managing Partner (05/11/2026)
- Anthony Davis: /s/ Brian Miller, Brian Miller / Attorney-in-Fact (05/11/2026)
- Brian Miller: /s/ Brian Miller, Brian Miller (05/11/2026)
Comment: Linden Manager III LP, By: Linden Capital III LLC Its: General Partner. Linden Capital Partners III LP, By: Linden Manager III LP Its: General Partner, By: Linden Capital III LLC Its: General Partner. Linden Capital Partners III-A LP, By: Linden Manager III LP Its: General Partner, By: Linden Capital III LLC Its: General Partner.